Halcón Resources Corporation
1000 Louisiana St., Suite 6700
Houston, Texas 77002
Telephone (832) 538-0300

April 6, 2017

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:                             Halcón Resources Corporation
Registration Statement on Form S-3
Filed March 6, 2017, as amended April 4, 2017
File No. 333-216455 (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Halcón Resources Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern time, today, April 6, 2017, or as soon as practical thereafter.

Should you have any questions or comments, please feel free to contact the undersigned at (832) 538-0514 or William T. Heller IV of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Thank you for your attention to this matter.

Sincerely,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President and Chief Legal Officer

cc:  William T. Heller IV, Mayer Brown LLP